David G. Peinsipp

T: +1 415 693 2177

dpeinsipp@cooley.com

February 13, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jonathan Groff
Celeste M. Murphy

Re:	Yelp Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed February 3, 2012

File No. 333-178030

Ladies and Gentlemen:

On behalf of Yelp Inc. (“Yelp” or the “Company”), we are submitting this letter and the following information in response to a letter, dated February 8, 2012 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed on November 17, 2011, Amendment No. 1 to the Registration Statement on Form S-1, filed on December 21, 2011, Amendment No. 2 to the Registration Statement on Form S-1, filed on January 11, 2012 and Amendment No. 3 to the Registration Statement on Form S-1.

In response to the Staff’s comment, the Company respectfully advises the Staff as set forth below. For the Staff’s convenience, we have incorporated your comment into this response letter in italics, and broken your comment into multiple parts to more easily respond to each request thoroughly. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Risk Factors, page 16

1. Please provide us with an analysis of whether FTC truth-in-advertising rules apply to reviews contributed by your employees.

Section 5 of the Federal Trade Commission Act (the “FTC Act”) prohibits unfair or deceptive acts or practices in interstate commerce. In October 2009, the Federal Trade Commission (“FTC”) revised its Guides Concerning the Use of Endorsements and Testimonials in Advertising (“Guides”) (see 16 CFR Part 255), which apply Section 5 of the FTC Act to endorsements and testimonials in advertising. The Guides target “endorsements”, which are advertisements that consumers are likely to believe reflect the opinions of someone other than the advertiser, requiring the disclosure of any connection between the endorser and the advertiser if such connection might materially affect the weight or credibility of the endorsement. (See Parts 255(b) and 255.5 of the Guides.)

February 13, 2012

Page Two

The FTC recognizes some ambiguity in determining what constitutes an endorsement, particularly in the context of consumer-generated media. For example, the FTC has stated that “[the] Commission does not believe that all uses of new consumer-generated media to discuss product attributes or consumer experiences should be deemed ‘endorsements’ within the meaning of the Guides,” noting instead that the question turns on a number of factors, including “whether the speaker is compensated by the advertiser or its agent; whether the product or service in question was provided for free by the advertiser; the terms of any agreement; the length of the relationship; the previous receipt of products or services from the same or similar advertisers, or the likelihood of future receipt of such products or services; and the value of the items or services received.” (See Guides, Federal Register, 74:198 (October 15, 2009) p. 53124)

In the context of the Company’s website, the concern is that a business or other interested party might pay someone to write a positive review or otherwise bias a reviewer. For example, a business might offer someone $20 to write a positive review or, more discreetly, give a customer a special discount with the understanding that the business would receive a favorable review in return. The Company prohibits these kinds of endorsements altogether, whether or not the reviewer includes the FTC’s required disclosure, and prohibits businesses from compensating reviewers in any form and reviewers from writing reviews if they have any conflict of interest.

Specifically address circumstances in which employees review businesses that advertise, or that your sales team targets to advertise, on your platform.

These prohibitions on receiving compensation for reviews or writing a review when there is a conflict of interest exist extend to all of the Company’s employees as well. In addition, employees on the Company’s Sales and User Operations teams are prohibited from writing reviews altogether to minimize even the possibility or appearance of a conflict of interest. Other employees, such as the Company’s Community Managers, can review any business that they patronize (including businesses that advertise on the Company’s website) provided that they comply with the Company’s terms of service, which include the restrictions detailed above.

Describe any interaction between your sales force and employees who review businesses and explain whether employees receive guidance on businesses they are to review and the nature and content of their reviews. Discuss whether any related criteria are part of the ambassadors’ performance work plan goals, and whether any increase in number of reviews, favorable grades of reviews, or ultimate purchases of advertising from the companies reviewed by the ambassador has any effect on the ambassadors’ work performance evaluation, compensation, bonus, or other consideration.

Although the Company’s Community Managers are required to write high-quality reviews in connection with their roles in an effort to lead the community by example, neither they nor any other employees of the Company are compensated for or directed as to the businesses that they review or the ratings that they provide. More specifically, the Company’s employees are not directed to write reviews on behalf of the Company’s advertisers or compensated in any way if they do.

February 13, 2012

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If FTC Act truth-in-advertising rules apply to employee reviews, explain how designating employee status on an employee’s profile page, a couple of clicks removed from the employee’s review of a business, as opposed to on the actual review page, complies with the rules.

The Company respectfully advises the Staff that it does not believe that these reviews constitute “endorsements” under the Guides. Moreover, the Guides separately acknowledge that these reviews would not constitute endorsements attributable to the Company and its advertisers because “an organization’s endorsement must be reached by a process sufficient to ensure that the endorsement fairly reflects the collective judgment of the organization.” (See Guides at 255.4.)

Please also tell us the approximate percentage of submitted reviews that are contributed by employees.

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company’s current and former Community Managers have submitted approximately 100,000 reviews, or less than one half of one percent of the total reviews submitted by the Company’s users. However, the Company believes that this number overstates the total to the extent that it includes reviews that were submitted by Community Managers both before and after their employment at the Company, and understates the requested total in the sense that it does not include reviews written by other employees. The Company is unable to calculate the total more accurately, but the Company has no reason to believe that it would be a material percentage of the Company’s total reviews.

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February 13, 2012

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Please contact me at (415) 693-2177 with any questions or further comments regarding our response to the Staff’s comment. The Company will provide the requested representations in a subsequent correspondence.

Sincerely,
/s/ David G. Peinsipp
David G. Peinsipp cc: Rob Krolik, Yelp Inc.
Laurence Wilson, Yelp Inc.

Craig Jacoby, Cooley LLP
Kenneth L. Guernsey, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Tim de Kay, Deloitte & Touche LLP